Exhibit 99.1

Update on dividend for the six months ended 31 December 2019
As previously announced, the Board of Directors authorized – and at the Company’s AGM on 15 April 2020 the Company’s shareholders approved – a dividend payment for the six months ended 31 December 2019 of USD 0.10 per A‐share to be paid to the shareholders whose names appear on the register of members at close of business on 20 April 2020.
As regards A-shares that are eligible for trading on Nasdaq in New York (the “US A-shares”) and that are held via book-entry interests through Cede & Co., the nominee of Depositary Trust Company, the US central securities depositary and clearance system, it has come to the Company’s attention that the dividend record date of 20 April 2020 was not properly notified to Nasdaq in New York. Accordingly, the Board of Directors of the Company has authorized a new record date of 4 May 2020 and a revised dividend payment date of 15 May 2020 for all the US A-shares. The ex-dividend date for the US A-shares will be 1 May 2020.
As regards all other A-shares (not including the US A-shares), including book-entry interests held through VP Securities A/S for trading on Nasdaq in Copenhagen, the dividend will continue to be paid on 6 May 2020 with a record date of 20 April 2020.
In order to prevent potential payment mismatches, the Company has implemented a temporary suspension of movements of holdings of or representing A-shares between the US and the Danish markets, effective immediately until expiry of the revised record date of 4 May 2020 applicable for US A-shares.
Defined terms used in this announcement have the same meanings as in the Company’s notice of the AGM dated 13 March 2020 and accompanying circular.

CONTACT	TORM plc
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	Birchin Court, 20 Birchin Lane
Morten Agdrup, IR, tel.: +45 3917 9249	London, EC3V 9DU, United Kingdom
Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 12 / 24 April 2020	Update on dividend for the six months ended 31 December 2019	Page 1 of 1